Company Name:                                              Corus Group plc

Meeting Date:                                              9 May 2006

Number of cards (shareholders) at meeting date:            16,753 (including
                                                           152 poll cards)

Issued share capital at meeting date:                      4,456,734,925

Number of votes per share:                                 one

Meeting Type:                                              AGM

RESULTS BY POLL ON EACH RESOLUTION
SET OUT BELOW

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

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Resolution (No. as noted on proxy form)                    Shares For         Shares           Shares Against      Shares marked as
                                                                              Discretionary                        Votes Withheld/
                                                                                                                   Abstentions

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

1. Receive the report of the directors and the financial
statements for the year ended 31 December 2005.            2,091,090,461      4,893,584        1,412,712           69,932,112

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2. Approve the directors' Report on remuneration for
the year ended 31 December 2005.                           2,112,894,125      5,004,457        15,822,491          33,607,796

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3. Declare a final dividend of 1p per ordinary share
payable to shareholders on the register of members at      2,160,040,793      4,793,790        258,925             2,235,361
the close of business on 21 April 2006.

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4. (i)  Appoint Ms E N Harwerth                            2,159,084,779      5,100,299        2,007,209           1,136,582

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 (ii)   Reappoint Mr J W Leng                              2,157,336,507      5,122,717        3,858,663           1,010,982

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 (iii)  Reappoint Mr P Varin                               2,159,982,313      5,079,852        1,392,118           874,586

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 (iv)  Reappoint Mr A M Robb                               2,159,412,344      5,073,069        1,816,700           1,026,756

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5. Reappoint PricewaterhouseCoopers LLP as auditors of
the Company.                                               2,148,169,728      4,914,159        10,186,048          4,058,934

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6.  Authorise the directors to determine the               2,153,385,213      5,011,805        7,983,636           948,215
remuneration of the auditors.

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7.  Authority for political donations and expenditure      2,113,473,869      5,373,302        43,535,798          4,945,900
for Corus Group plc.

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8.  Authority for political donations and                  2,113,073,529      5,398,642        43,771,730          5,084,968
expenditure for Corus UK Limited.
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9.  Authority for political donations and expenditure      2,113,119,574      5,415,168        43,645,346          5,148,781
for Orb Electrical Steels Limited.

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10.  Authorise the consolidation of the Company's          2,154,395,237      5,582,823        4,240,389           3,110,420
ordinary shares.

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11.  Authorise the offer of scrip dividends.               2,156,386,575      5,464,376        2,111,691           3,366,227

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12.  Authority to make market purchases.                   2,155,321,386      5,525,950        5,162,664           1,318,869

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END